Appendix A
to the Operating Expenses Limitation Agreement

(as amended April 1, 2020 for the Scharf Fund)

Advisors Series Trust Fund	Operating Expense Limit as a Percentage of Average Daily Net Assets
Scharf Fund	0.79%
Scharf Multi-Asset Opportunity Fund	0.88%
Scharf Global Opportunity Fund	0.54%
Scharf Alpha Opportunity Fund	0.65%

ADVISORS SERIES TRUST	SCHARF INVESTMENTS, LLC
on behalf of the Funds listed on Appendix A

By: ___________________________________	By: ___________________________________
Name: Jeffrey T. Rauman	Name: Brian A. Krawez
Title: President	Title: President

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